This short form prospectus constitutes a public offering of securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The special warrants and the securities deliverable upon exercise of the special warrants have not been, and will not be, registered under the United States Securities Act of 1933, as amended, ("U.S. Securities Act") or any state securities laws and, unless registered under the U.S. Securities Act or pursuant to an applicable exemption from registration under the U.S. Securities Act, may not be offered, sold, reoffered, resold or delivered, directly or indirectly, in the United States or to U.S. Persons (as defined in Regulation S under the U.S. Securities Act). This short form prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the securities offered hereby within the United States. See “PLAN OF DISTRIBUTION”.

Information has been incorporated by reference into this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary at the head office of Atna Resources Ltd. at 510 - 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, telephone (604) 684-2285. The address of the registered and records offices of the Company is 1040 - 999 West Hastings Street, Vancouver, British Columbia, V6C 2W. These documents are also available under the Company’s profile on the SEDAR website at www.sedar.com.

SHORT FORM PROSPECTUS

New Issue	January 26, 2006

ATNA RESOURCES LTD.

$10,057,500

7,450,000 Common Shares to be issued upon exercise of

7,450,000 previously issued Special Warrants and 521,500 Underwriters’ Warrants to be issued upon exercise of 521,500 previously issued Underwriters’ Special Warrants

This short form prospectus qualifies the distribution of 7,450,000 Common Shares (the “Special Warrant Shares”) of Atna Resources Ltd. (the “Company” or “Atna”), issuable upon exercise or deemed exercise of 7,450,000 special warrants of the Company (the “Special Warrants”) previously issued on December 16, 2005 (the “Offering”) pursuant to various subscription agreements (the “Subscription Agreements”), and in accordance with an underwriting agreement (the “Underwriting Agreement”) dated for reference December 1, 2005, between Canaccord Capital Corporation, Haywood Securities Inc. and Pacific International Securities Inc. (collectively, the “Underwriters”) and the Company. The Special Warrants were sold at a price of $1.35 per Special Warrant for aggregate gross proceeds of $10,057,500. In addition, this prospectus qualifies the issue of 521,500 Underwriters’ Warrants to the Underwriters (the “Underwriters’ Warrants”). The Underwriters’ Warrants entitle the holder to purchase an aggregate of 521,500 Common Shares (the “Underwriters’ Warrant Shares”) at a price of $1.55 per Underwriters’ Warrant Share at any time until 5:00 p.m., Vancouver time, on December 16, 2007.

	Offering Price	Underwriters’ Fee(1)	Net Proceeds(2)(3)
Per Special Warrant	$1.35	$0.08775	$1.26225
Total	$10,057,500	$653,737.50	$9,403,762.50
___________________________

(1)	The Company paid a fee equal to 6.5% of the gross proceeds of the Special Warrants to the Underwriters in connection with the sale of the Special Warrants.
(2)	Before deducting the expenses relating to the issuance of the Special Warrants and the distribution of the Special Warrant Shares estimated to be $185,000.
(3)	The distribution of the Special Warrant Shares on exercise or deemed exercise of the Special Warrants will not result in any proceeds being realized by the Company.

The outstanding Common Shares of the Company are currently listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ATN”. On November 30, 2005, the date prior to the announcement of the Offering, the closing price of the Common Shares on the TSX was $1.52. On January 25, 2006, being the last day on which the Common Shares traded prior to the filing of this short form prospectus, the closing price of the Common Shares on the TSX was $2.05.

On January 9, 2006 the TSX approved the listing of the Special Warrant Shares and the Underwriters’ Warrant Shares.

Certain legal matters in connection with the qualification for distribution of the Special Warrant Shares will be passed upon on behalf of the Company by Lawson Lundell LLP, Vancouver, British Columbia and on behalf of the Underwriters by Miller Thomson LLP, Vancouver, British Columbia.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE	4
FORWARD LOOKING STATEMENTS	5
THE BUSINESS OF THE COMPANY	6
RECENT DEVELOPMENTS	9
CONSOLIDATED CAPITALIZATION AND SHARE CAPITAL	10
USE OF PROCEEDS	10
PLAN OF DISTRIBUTION	10
DESCRIPTION OF SECURITIES DISTRIBUTED	12
INTERESTS OF EXPERTS	13
RISK FACTORS	13
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	16
CONTRACTUAL RIGHT OF RESCISSION FOR SPECIAL WARRANT HOLDERS	16
MATERIAL CONTRACTS	16
AUDITORS, TRANSFER AGENT AND REGISTRAR	17
LEGAL MATTERS	17
AUDITORS’ CONSENT	18
CERTIFICATE OF ATNA RESOURCES LTD.	19
CERTIFICATE OF THE UNDERWRITERS	20

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at 510 - 510 Burrard Street, Vancouver, British Columbia V6C 3A8, telephone number: (604) 684-2285. These documents are also available under the Company’s profile on the SEDAR website at www.sedar.com.

The following documents, which have been filed with the various securities commissions or similar regulatory authorities in the provinces of British Columbia, Alberta, Ontario and Nova Scotia, are specifically incorporated by reference into this short form prospectus and form an integral part of this short form prospectus:

(a)	amendment no. 2 to Form 20-F for the year ended December 31, 2004 dated March 1, 2005;

(b)
audited comparative financial statements of the Company and notes thereto for the years ended December 31, 2004 and December 31, 2003 and the auditors’ report thereon and management’s discussion and analysis of the financial condition and results of operations of the Company for the years ended December 31, 2004 and December 31, 2003;

(c)
management information circular dated March 1, 2005 prepared in connection with annual and extraordinary general meeting of shareholders held April 14, 2005 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference in this short form prospectus);

(d)
interim unaudited comparative financial statements of the Company and notes thereto for the nine months ended September 30, 2005 (excluding the notice accompanying the interim audited comparative financial statements which states the interim audited comparative financial statements have not been reviewed by the Company’s auditors), together with management’s discussion and analysis for the nine months ended September 30, 2005 and management’s discussion and analysis of the financial condition and results of operations of the Company for the nine month period ended September 30, 2005;

(e)	material change report dated June 30, 2005, announcing a private placement of 13,750,000 Common Shares of the Company;

(f)	material change report dated August 5, 2005, announcing the completion of a private placement of 6,250,000 Common Shares of the Company;

(g)	material change report dated August 12, 2005, announcing the completion of a private placement of 500,000 Common Shares of the Company;

(h)	material change report dated December 7, 2005, announcing the Offering; and

(i)	material change report dated December 22, 2005, announcing the completion of the Offering.

Any material change reports (except confidential material change reports), comparative interim financial statements, management’s discussion and analysis for interim financial periods, comparative financial statements for the most recently completed financial year (together with the accompanying report of the auditor), management’s discussion and analysis for the most recently completed financial year and any information circular (excluding the portions thereof which, pursuant to National Instrument 44-101 of the Canadian securities regulatory authorities, are not required to be incorporated by reference in a short form prospectus) filed by Atna with the applicable securities commissions in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this short form prospectus shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained in this short form prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this short form prospectus, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

FORWARD LOOKING STATEMENTS

This short form prospectus, including the documents incorporated herein by reference, contain forward-looking statements concerning anticipated developments in the Company’s operations in future periods, planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “targeted”, “plans”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such, information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forwarding-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this short form prospectus under the heading “Risk Factors”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

THE BUSINESS OF THE COMPANY

Atna Resources Ltd. was incorporated under the Company Act (British Columbia) on May 30, 1984, by registration of its Memorandum and Articles under its present name and transitioned under the Business Corporations Act (British Columbia) on April 28, 2005. The Company was extra-territorially registered in the Yukon Territory on April 13, 1995. The head office of the Company is located at 510 - 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A8. The address of the registered and records offices of the Company is 1040 - 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2.

The Company formed Atna Resources, Inc. (the “U.S. Subsidiary”), a wholly owned subsidiary, to act as its operating arm for mineral interests in the United States. The U.S. Subsidiary was incorporated under and by virtue of the General Corporation Laws of the State of Nevada on December 8, 1987, and its principal office is located at One East Liberty, Suite 424, P.O. Box 40817, Reno, Nevada 89504, U.S.A. The Company owns all of the issued and outstanding shares of the common stock of the U.S. Subsidiary. Unless the context otherwise requires, the term “Company” in this prospectus means Atna Resources Ltd. together with its U.S. Subsidiary.

Atna Resources Ltd. commenced operations in 1984. The Company is a mineral resource exploration company engaged primarily in the business of acquiring and exploring resource properties with a particular focus on base and precious metal deposits. During the period from 2000 to late 2002, the Company was focused on exploring advanced staged copper properties in Chile with the potential to generate near term profit and cash flow, and also on various precious metal exploration prospects. Since September 2002, the Company re-emphasized gold exploration projects and initiated a work program in Nevada. The Company has interests in properties in Canada (British Columbia and Yukon Territory), the United States (Arizona and Nevada) and Chile. The Company's properties are currently at an “exploration stage”. The Company’s primary focus at this time is on the exploration and development of the Pinson property, located in Humboldt County, Nevada (the “Pinson Mine Property”).

The Pinson Mine Property

Terms of Acquisition

The Company entered into in an agreement effective August 12, 2004, with Pinson Mining Company (a Nevada general partnership comprised of Homestake Mining Company of California, a California corporation, and Barrick Holding Co., a California corporation), whereby the Company may acquire up to 100% interest in the Pinson Mine Property (the “Earn-in Agreement”). The Company may acquire an initial 70% interest in the Pinson Mine Property by spending US$12 million over 4 years with a commitment to spend US$1.5 million in the first year. Upon the Company’s completing the US$12 million expenditure and delivering a preliminary feasibility study, Pinson Mining Company may elect to:

(1)
back-in to a 70% interest by spending an additional US$30 million on the project over a 3-year period and subsequently forming a 70:30 joint venture with Pinson Mining Company as operator and each party contributing to its share of further expenditures;

(2)	form a 70:30 joint venture, with the Company holding a 70% interest as operator and each party contributing its share of further expenditures; or

(3)	offer to sell its remaining 30% interest to the Company for US$15 million, thus bringing the Company’s interest in the project to 100%.

Location, Size, and Access

The Pinson Mine Property is located in Humboldt County, Nevada about 30 miles east of Winnemucca. It is accessible by an all weather road leading about 10 miles north of the Golconda Exit from Interstate Highway 80 within the Getchell Gold Belt in north-central Nevada.

The Pinson Mine Property is made up of a number of property parcels that are either wholly owned by Pinson Mining Company or under lease/option by Pinson Mining Company and therefore subject to the Earn-in Agreement. The property includes 3,800 acres of patented fee lands wholly owned by Pinson Mining Company, 360 acres of leased patented fee lands, 8,496 acres of federal unpatented lode mining claims wholly owned by Pinson Mining Company and 1,362 acres of leased federal unpatented lode claims. A total of 553 unpatented federal lode mining claims (both owned and leased by Pinson Mining Company) are included in the property position. Total acreage controlled by Pinson Mining Company and subject to the Earn-in Agreement is 14,018 acres.

History and Previous Exploration

The Pinson Mine Property is located at the north end of the Battle Mountain - Eureka/Cortez trend where it intersects the Getchell trend. The area is prolifically mineralized with well over 24 million ounces of gold from past production and resources reported from the Getchell, Turquoise Ridge, Twin Creeks, Lone Tree and Pinson operations. The Pinson Mine produced over 987,000 ounces of gold from relatively low-grade oxidized ore by open pit mining methods, prior to 2000. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Cambrian aged, Comus Formation. Mineralization is focused along and adjacent to the Getchell Fault zone, a major ore control at the Getchell Mine to the north of the project. Gold mineralization at the project is associated with elevated levels of mercury, arsenic, and antimony and may be characterized as a Carlin-type gold system similar to the major producing gold mines in the Getchell, Carlin, and Battle Mountain Gold Belts of northern Nevada.

Between 1997 and 2003, Pinson Mining Company and its predecessors drilled over 200 diamond and rotary drill holes (greater than 70,000 meters) on the property exploring for extensions of mineralization exposed at the bottom of the mine’s several open pits. This work resulted in a number of encouraging gold intercepts in several target areas.

Exploration Work

The Company is exploring potential for the underground development of several known zones of high-grade gold mineralization that dip below the Pinson open pit mines, where production ceased in 2000. Samples of mineralized intersections from approximately 65 holes drilled over the past 20 years were reassayed to enable integrating assay data into a systematic database with appropriate standards and quality control.

A drill program began at the end of August, 2004, to define a resource and to acquire geotechnical data in two target areas from near surface to a depth of 1,500 - 2,000 feet. Drilling focused more intensively on the relatively shallow portions of the CX zone, which extends from the base of the CX pit and on the Range Front zone, which dips below both the CX and the Mag pits. A total of 30 holes, including about 20,000 feet of reverse circulation pre-collars and 10,000 feet of core tails were completed by the end of February, 2005.

A resource estimate was carried out resulting in measured plus indicated mineral resources containing approximately 500,000 ounces gold. An additional 1,300,000 ounces gold is estimated within an inferred mineral resource. The resource is summarized at several cut-off grades in the following tables:

Range Front and CX Zones, Resource Estimate (1)

	0.15 Au opt cut-off		0.20 Au opt cut-off(2)		0.25 Au opt cut-off
	Tons	Grade Au opt	Tons	Grade Au opt	Tons	Grade Au opt
Measured	445,000	0.27	319,000	0.30	213,000	0.34
Indicated	1,313,000	0.30	1,148,000	0.32	860,000	0.36
Measured + Indicated	1,758,000	0.30	1,467,000	0.32	1,073,000	0.35

Inferred resources	4,211,000	0.32	3,889,000	0.33	3,054,000	0.36

Range Front and CX Zones, Total Contained Ounces

	0.15 Au opt cut-off	0.20 Au opt cut-off(2)	0.25 Au opt cut-off
Measured	119,000	97,000	73,000
Indicated	400,000	371,000	305,000
Measured + Indicated	519,000	467,000	379,000

Inferred resources	1,332,000	1,273,000	1,084,000
___________________________

(1) Mineral Resources which are not mineral reserves do not have a demonstrated economic viability.

(2) Base Case.

The mineral resource estimate is based on assay results from 236,000 feet of drilling in 401 holes including the 30,000-foot drill program recently completed by the Company. The estimate includes the Range Front and CX zones, which are two parallel zones of mineralization 600 feet apart that dip below previously mined open pits. The block model grade estimation is derived from the geologic interpretation and geostatistical analysis of the drill hole sample data. Robert Sim, P. Geo., an independent geologist specializing in mineral resource modelling and estimation and a Qualified Person as defined by National Instrument 43-101, is responsible for the resource estimate and supervised the preparation of the entire technical report on the Pinson Mine Property effective February 15, 2005 and revised December 30, 2005, which is available under the Company’s profile on the SEDAR website at www.sedar.com.

The Company collared an adit during the second quarter of 2005 from within the CX pit, which has provided access for underground definition and exploration drilling. This program is designed to upgrade the inferred mineral resource to a measured and indicated category through delineation drilling and for generating a mine plan. Underground exploration drilling will test extensions of the CX and Range Front zones down-dip and along strike. Underground development will also provide exploration access to explore other areas of known mineralization, primarily in the hanging wall of the Range Front zone. In addition to the planned underground program, surface drilling resumed during the third quarter of 2005 to test additional targets on the Pinson Mine Property and the shallowest portions of the Range Front zone.

RECENT DEVELOPMENTS

Management Changes

On June 10, 2005, Terry Owen resigned as Vice President, Operations of the Company.

Executive Employment Agreements

Each of G. Ross McDonald and William R. Stanley has been engaged by the Company under an agreement of employment that sets out the terms under which services are to be performed and corresponding benefits are to be received.

Mr. McDonald was appointed as Chief Financial Officer of the Company on February 1, 2005. Pursuant to the terms and conditions of the agreement between the Company and Mr. McDonald, he will receive a monthly salary of $2,500 plus a grant of 50,000 stock options with an exercise price of $0.59 per Common Share to vest in equal tranches of 25,000 options at six months and one year following the commencement of his employment.

Mr. Stanley was appointed as Vice President, Exploration of the Company on January 24, 2004. Pursuant to the terms and conditions of the agreement between the Company and Mr. Stanley, he will receive a yearly salary of $112,996 plus a grant of 250,000 stock options with an exercise price of $0.50 per Common Share to vest in equal tranches of 50,000 options over the first 18 months following the commencement of his employment. This information regarding Mr. Stanley is supplemental to the previous disclosure regarding his employment in the management information circular dated March 1, 2005 incorporated by reference in this short form prospectus.

Discovery of Ogee Zone

A new zone of mineralization named the Ogee zone was discovered underground in the advancing adit and was announced in a news release of the Company dated August 11, 2005. The mineralized structure averaged 39 feet in width and all assays averaged 0.562 ounces of gold per ton.  A decline was subsequently established parallel to the Ogee zone to provide drill stations for further exploration.  In a news release dated November 28, 2005, the Company reported results from the initial drill hole from the first station.  It was reported that the hole intersected 147.5 feet averaging 0.97 ounces of gold per ton. Additional drill results were reported in a news release of the Company dated January 11, 2006 which included one drill intercept at 58.5 feet grading 1.69 ounces of gold per ton. The Ogee data suggests a significant zone of mineralization. However, the mineralization has a complex outline and more drilling is required to determine its size and shape for any resource estimate. There is insufficient information presently available to estimate a resource and work is continuing to evaluate the zone. The information set out above was prepared under the supervision and review of William Stanley, V.P. Exploration of the Company, a licensed geologist and a Qualified Person as defined by National Instrument 43-101 with the ability and authority to verify the authenticity and validity of this information.

Exercise of Warrants

Between September 30, 2005 and December 6, 2005, the Company received proceeds in the amount of $2,781,330 from the exercise of 4,049,300 warrants which had an expiry date of December 6, 2005.  Of the warrants exercised, 3,517,500 were exercisable at a price of $0.70 per share and 531,000 were exercisable at a price of $0.60 per share.  Subsequent to December 6, 2005, the Company received proceeds in the amount of $302,080 from the exercise of 377,600 warrants exercisable at a price of $0.80 per share. Prior to the exercise of these warrants, a total of 4,569,300 warrants were outstanding. As at the date hereof, there are 142,400 warrants outstanding.

CONSOLIDATED CAPITALIZATION AND SHARE CAPITAL

The following table sets forth the consolidated capitalization of the Company as at December 31, 2004, September 30, 2005 and September 30, 2005 as adjusted after giving effect to the exercise or deemed exercise of the Special Warrants issued under the Offering. This table should be read in conjunction with the Company’s audited comparative financial statements for the year ended December 31, 2004 and related notes thereto and management’s discussion and analysis thereon incorporated by reference in this short form prospectus.

	As at December 31, 2004	As at September 30, 2005	As at September 30, 2005 after giving effect to the exercise of the Special Warrants

Cash and cash equivalents	$6,597,455	$7,002,864	$16,366,627(1)

Common Shares (unlimited authorized)	38,950,872 Common Shares	51,025,767 Common Shares	58,475,767(2) (3) Common Shares

Preferred Shares	Nil	Nil	Nil

Long term debt	Nil	Nil	Nil
(1) After deduction of the Underwriters’ Fee and estimated expenses of the Offering.
(2) Each Special Warrant issued under the Offering is exercisable for one Common Share. Pursuant to the Underwriting Agreement, the Underwriters were issued 521,500 Underwriters’ Special Warrants exercisable for 521,500 Underwriters’ Warrants. Each Underwriter’s Warrant is exercisable for one Common Share at $1.55 for a period of one year from the closing of the Offering. The Common Shares issuable upon the exercise of the Underwriters’ Warrants are not included in this figure.
(3) Excludes the 4,569,300 Common Shares of the Company reserved for issuance upon the exercise of warrants to purchase Common Shares of the Company and the 2,405,000 Common Shares of the Company reserved for issuance upon the exercise of options granted to certain of the Company’s executive officers, directors, employees and consultants (and excludes all Common Shares issued upon the exercise of warrants or options since September 30, 2005). See “Recent Developments - Exercise of Warrants”.

USE OF PROCEEDS

The estimated net proceeds received from the issuance of the Special Warrants is $9,218,762.50 after deducting the Underwriters’ Fee of $653,737.50 and expenses of the Offering estimated to be $185,000. The Company intends to use approximately $7,168,762.50 of the net proceeds from the Offering for further exploration and underground development of the Pinson Mine Property to fulfill the terms of the Earn-in Agreement and to pursue a feasibility study at Pinson, if warranted. The Company also intends to use approximately $1,210,000 of the net proceeds from the Offering for the exploration of the Company’s other properties and approximately $840,000 of the net proceeds for general working capital purposes.

Although the Company intends to expend the proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary materially depending on future developments in the Company’s mineral properties or unforeseen events.

PLAN OF DISTRIBUTION

This short form prospectus qualifies the distribution of 7,450,000 Special Warrant Shares issuable upon the exercise or deemed exercise of 7,450,000 previously issued Special Warrants. On January 9, 2006 the TSX approved the listing of the Special Warrant Shares and the Underwriters’ Warrant Shares.

Pursuant to the Underwriting Agreement among the Company and the Underwriters, the Underwriters agreed to purchase and offer for sale, on a substituted purchaser basis, 5,200,000 Special Warrants at a price of $1.35 per Special Warrant (the “Offering Price”) on a private placement basis under the Offering. The Underwriters were granted an over-allotment, which was exercisable in whole or in part at the sole discretion of the Underwriters until 48 hours prior to the closing of the Offering, to purchase an additional 2,250,000 Special Warrants at the Offering Price. The Underwriters exercised the Over-Allotment Option in full on December 14, 2005.

The Offering was completed on December 16, 2005 pursuant to exemptions from prospectus requirements under applicable securities legislation in accordance with subscription agreements (the “Subscription Agreements”) between the Company and the purchasers. The Company sold Special Warrants to an institutional “accredited investor” (as defined in Regulation D under the U.S. Securities Act) as a substituted purchaser in a transaction exempted from registration pursuant to Rule 506 of Regulation D. The price of $1.35 per Special Warrant was determined by negotiation between the Company and Canaccord Capital Corporation, on behalf of the Underwriters, in accordance with the policies of the TSX. Pursuant to the Underwriting Agreement, the Company paid to the Underwriters a cash commission equal to 6.5% of the gross proceeds of the Offering, being $653,737.50 and issued to the Underwriters an aggregate of 521,500 Special Warrants exercisable for 521,500 non-transferable warrants (the “Underwriters’ Warrants”), each Underwriters’ Warrant entitling the holder to purchase one Common Share at a price of $1.55 until December 16, 2007. No additional fee has been or will be paid to the Underwriters in connection with the issue of the Common Shares upon the exercise of the Special Warrants. The Company agreed to indemnify the Underwriters in respect of certain liabilities or will contribute to payments that the Underwriters may be required to make in respect thereof.

Special Warrants

The Special Warrants were issued under and are governed by an indenture dated December 16, 2005 (the “Special Warrant Indenture”) between the Company and Pacific Corporate Trust Company (the “Special Warrant Agent”). Each Special Warrant entitles the holder thereof, upon exercise or deemed exercise of the Special Warrants and without payment of any additional consideration, to receive one Common Share.

The Company has agreed to use its best efforts to obtain a decision document in respect of the prospectus issued by the British Columbia Securities Commission under the Mutual Reliance Review System for Prospectuses and Annual Information Forms (“MRRS”) (and receipts issued by any securities commission which opts out of the MRRS) (collectively, the “MRRS Decision Document”) which definitively evidences that the Common Shares to be issued upon the exercise or deemed exercise of the Special Warrants have been qualified for the purposes of distribution in British Columbia, Alberta and Ontario (the “Offering Jurisdictions”) on or before January 31, 2006 (the “Qualification Deadline”). The Company will continue to use its best efforts to obtain the MRRS Decision Document after the Qualification Deadline until the Time of Expiry (as defined below). In the event that the MRRS Decision Document is not issued on or before the Qualification Date, holders of the Special Warrants will thereafter be entitled to receive 1.1 Common Shares for each Special Warrant so exercised. This short form prospectus also qualifies the distribution of the additional Common Shares issuable on the exercise or deemed exercise of the Special Warrants following January 31, 2006.

The Special Warrants are exercisable at any time on or before 5:00 p.m. (Vancouver time) (the “Time of Expiry”) on the date which is the earlier of: (i) April 17, 2006; and (ii) the third business day following the Qualification Date. The “Qualification Date” is, in respect of an Offering Jurisdiction, the later of: (i) the date of issuance of the MRRS Decision Document (or equivalent receipt) of the securities commissions of the Offering Jurisdiction; and (ii) January 31, 2006. Any Special Warrants not exercisable by the Time of Expiry will be deemed to be exercised immediately prior to the Time of Expiry without any further action by the holders thereof.

In the event a holder of Special Warrants exercises such Special Warrants prior to the date of the MRRS Decision Document is obtained, the Common Shares issued upon exercise will be subject to hold periods under applicable securities legislation and shall bear such legends as required by securities laws.

In addition, the Special Warrant Indenture provides for and contains provisions designed to protect the holders of the Special Warrants against dilution upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Common Shares, the payment of stock dividends or special distributions, the amalgamation, merger or corporate reorganization of the Company or a rights offering.

The foregoing is a summary only of the terms of the Special Warrants and is qualified by the more detailed provisions of the Special Warrant Indenture.

The Special Warrants were not registered under the U.S. Securities Act, or the securities laws of any state of the United States. Accordingly, the special warrants may not be exercised or deemed to be exercised by or on behalf of a “U.S. Person” or a person in the United States unless the special warrant and the underlying securities have been registered under the U.S. Securities Act and the applicable securities legislation of any such state or an exemption from such registration requirements is available. “United States” and “U.S. Person” are as defined by Regulation S under the U.S. Securities Act.

These securities have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States. Accordingly, these securities may not be offered or sold within the United States except in transactions exempt from registration under the U.S. Securities Act and applicable state securities laws.

No fractional Common Shares or Underwriters’ Warrants will be issued upon the exercise or deemed exercise of the Special Warrants.

Holders of Special Warrants should consult their own tax advisors with respect to the income tax considerations in their particular circumstances relating to the Special Warrant Shares of the Company issuable upon exercise of the Special Warrants.

DESCRIPTION OF SECURITIES DISTRIBUTED

The Company’s authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As at the date hereof, the Company has 55,847,667 Common Shares and no Preferred Shares issued and outstanding. See “Consolidated Capitalization”.

Common Shares

Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Company. Each Common Share carries the right to one vote in person or by proxy at all shareholder meetings of the Company.

The holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of the Company and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, are entitled to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company.

Preferred Shares

The preferred shares may, at any time and from time to time, be issued in one or more series. The Company’s board of directors shall fix, before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the share of each series. Except as required by law or as otherwise determined by the board of directors in respect of a series of shares, the holder of a preferred share shall not be entitled to vote at meetings of shareholders. The preferred shares are entitled to preference over the Common Shares and any other shares ranking subordinate to the preferred shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or the winding-up of the Company.

Shareholder Rights Plan

A Shareholder Rights Plan Agreement dated for reference February 12, 2001 (the “Shareholder Rights Plan”) between the Company and Pacific Corporate Trust Company was confirmed by the shareholders of the Company at its annual and extraordinary general meeting of shareholders held on April 14, 2005. The Shareholder Rights Plan has a term of 10 years and is subject to confirmation by the shareholders at its annual general meeting to be held in 2008.

For a detailed description of the Company’s Shareholder Rights Plan, see the discussion under the heading “Shareholder Rights Plan” in the Company’s Management Information Circular dated March 1, 2005.

INTERESTS OF EXPERTS

None of SIM Geological Inc. or Robert C. Sim, being the company and the person, respectively, involved in the preparation of the technical report relating to the Pinson Mine Property, or any director, officer or employee thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the directors, officers and employees, as applicable, of the aforementioned company do not beneficially own, directly or indirectly, in the aggregate, more than one percent of the securities of the Company and its associates and affiliates.

DeVisser Gray, auditors of the Company, has advised the Company that it is independent within the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of applicable securities laws of Canada.

Neither the aforementioned person, nor any director, officer, employee or partner, as applicable, of the aforementioned company or partnership is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

RISK FACTORS

The following are certain factors relating to the business of the Company which you should carefully consider. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in, and incorporated by reference in, this short form prospectus.

Risks Relating to the Company’s Business

The securities of the Company are considered speculative due to the nature of the Company’s business and the present stage of its development. A prospective investor should consider carefully the following factors.

Precious and Base Metal Price Fluctuations

The profitability of the Company's operations is dependent upon the market price of certain precious and base metals. The price of such metals or interest related thereto has fluctuated widely and is affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or the investment not retaining its value.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The Company maintains liability insurance in an amount that it considers adequate for its operations; however, the Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position.

Exploration and Development

There is no known body of commercial ore on the Company's mineral properties. Development of the Company's properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties explored ultimately are developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Calculation of Reserves and Mineralization and Precious and Base Metal Recovery

There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. Until reserves or mineralization are actually mined and processed, quantity of mineralization and grades must be considered as estimates only. In addition, the quantity of reserves and mineralization may vary depending on metal prices. Any material change in quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of the Company's properties. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Government Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by government regulations relating to such matters as environmental protection, health, safety and labour; mining law reform; restrictions on production; price controls; tax increases; maintenance of claims; tenure; and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations.

Environmental Factors

All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties unknown to the Company at present, which have been caused by previous or existing owners or operator of the properties.

Competition and Agreements with Other Parties

The mining industry is intensely competitive at all phases, and the Company competes with many companies possessing greater financial resources and technical facilities. Competition in the mining business could adversely affect the Company's ability to acquire suitable producing properties or prospects for mineral exploration in the future.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

Cash Flow

The Company has no source of operating cash flow to fund all of its exploration and development projects. Any further significant work would likely require additional equity or debt financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfil its obligations on existing exploration or joint venture properties. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties.

Conflict of Interest

Certain directors and officers of the Company are officers and/or directors of, or are associated with other natural resource companies that acquire interest in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transactions which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Title to Assets

The Company has received a title opinion on the core area of four square miles of the Pinson Mine Property, within which all currently identified mineral resources and currently perceived exploration potential of the property exists, rendered by Richard Thompson of Harris & Thompson, Reno, Nevada. However, for the Pinson Mine Property and for any properties in which the Company has a material interest in Canada and the U.S., there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which its holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company's claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Native land claim settlements are more advanced in the Yukon Territory than they are in British Columbia, and none of the Company's properties in the Yukon Territory cover areas where the Federal Crown proposes to transfer mineral rights to the First Nations. However, there is no guarantee that this will not change before settlements are finalized. Mineral claim title in Chile is less certain than in Canada and the U.S. The Chilean government makes no effort to establish true claim ownership and allows recording of claims that may be layered on top of pre-existing claims. An underlying claim may or may not lapse with non-payment of taxes. As a result, establishing certainty of claim ownership is a difficult procedure and there is no guarantee that claims the Company acquires in Chile will not be challenged or impugned.

Dividends

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently intend to pay dividends. Earnings, if any, will be retained to finance further growth and development of the business of the Company.

Resale of Shares

The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. There can be no assurance that any such revenues can be generated or that other financing can be obtained. If the Company is unable to generate such revenues or obtain such additional financing, any investment in the Company may be lost. In such event, the probability of resale of the shares purchased would be diminished.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the jurisdictions of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment to the prospectus. In several of the jurisdictions, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

CONTRACTUAL RIGHT OF RESCISSION FOR SPECIAL WARRANT HOLDERS

In the event that a holder of a Special Warrant, who acquires a Common Share of the Company upon the exercise of the Special Warrant as provided for in this short form prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by the reason of this short form prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder’s exercise of its Special Warrants but also of the private placement transaction pursuant to which the Special Warrant was initially acquired, and shall be entitled in connection with such rescission to a full refund of all consideration paid to the Underwriters on the acquisition of such Special Warrant. In the event that such holder is a permitted assignee of the interest of the original Special Warrant subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was such original subscriber. The foregoing is in addition to any other right or remedy available to a holder of the Special Warrant under applicable securities legislation or otherwise at law.

MATERIAL CONTRACTS

The only material contracts entered into by the Company in connection with this Offering are the Underwriting Agreement and Special Warrant Indenture referred to under “Plan of Distribution”. Copies of the Underwriting Agreement and the Special Warrant Indenture may be inspected during regular business hours at the offices of the Company, 510 - 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, until the expiry of the 30 day period following the date of the short form prospectus.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are DeVisser Gray Chartered Accountants, 401 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

The transfer agent and registrar for the Common Shares is Pacific Corporate Trust Company at its principal office located at 1000 - 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

LEGAL MATTERS

Certain Canadian legal matters relating to the securities qualified hereunder will be passed upon by Lawson Lundell LLP on behalf of the Company and Miller Thomson LLP on behalf of the Underwriters.

AUDITORS’ CONSENT

We have read the short form prospectus of Atna Resources Ltd. (the “Company”) dated January 26, 2006, relating to the qualification for distribution of 7,450,000 Common Shares of the Company issuable upon exercise of 7,450,000 previously issued Special Warrants of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2004 and 2003 and the consolidated statements of operations and deficits and cash flows for the three years ended December 2004. Our report is dated February 17, 2005.

January 26, 2006
DeVisser Gray
Chartered Accountants
Vancouver, British Columbia

CERTIFICATE OF ATNA RESOURCES LTD.

Dated January 26, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario.

(Signed) “David Watkins” David Watkins President, Chief Executive Officer and Director	(Signed) “Ross McDonald” Ross McDonald Chief Financial Officer
ON BEHALF OF THE BOARD OF DIRECTORS
(Signed) “Glen Dickson” Glen Dickson Director	(Signed) “William Coulter” William Coulter Director

CERTIFICATE OF THE UNDERWRITERS

Dated January 26, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta and Ontario.

Canaccord Capital corporation By: (Signed) “James M. Brown”
Haywood Securities Inc. By: (Signed) “Keith L. Peck”
Pacific International Securities Inc. By: (Signed) “James P. Defer”